UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December, 2024.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

The Victorians

15-18 Earlsfort Terrace

Saint Kevin’s
Dublin 2, D02 YX28, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

As previously reported in a Report on Form 6-K furnished by Fusion Fuel Green PLC, an Irish public limited company (the “Company”), to the Securities and Exchange Commission (the “SEC”) on November 20, 2024 (the “November 2024 Form 6-K”), on November 18, 2024, the Company entered into a Stock Purchase Agreement, dated as of November 18, 2024 (the “Quality Purchase Agreement”), with Quality Industrial Corp., a Nevada corporation (“Quality”), Ilustrato Pictures International Inc., a Nevada corporation (“Ilustrato”), and certain stockholders of Quality (together with Ilustrato, the “Sellers”). Under the Quality Purchase Agreement, the Sellers agreed to sell 78,312,334 shares of common stock and 20,000 shares of Series B Preferred Stock of Quality, constituting approximately 69.36% of the capital stock of Quality, to the Company. In exchange, the Company was required to issue 3,818,969 Class A ordinary shares with a nominal value of $0.0001 each (“Class A Ordinary Shares”), constituting 19.99% of the issued and outstanding Class A Ordinary Shares, and an aggregate of 4,171,327 preferred shares of the Company, subject to adjustment, to the Sellers, with provisions for the preferred shares to convert into 41,713,270 Class A Ordinary Shares subject to the Shareholder Approval (as defined in the November 2024 Form 6-K) and listing clearance by The Nasdaq Stock Market LLC. The Quality Purchase Agreement provided that, subject to the satisfaction or waiver of the conditions set forth in the Quality Purchase Agreement, the Company was required to consummate the transactions (the “Acquisition Transactions”) contemplated by the Quality Purchase Agreement at the date of the closing of the Acquisition Transactions (the “Acquisition Closing”).

As previously reported in a Report on Form 6-K furnished by the Company to the SEC on November 27, 2024, on November 26, 2024, the conditions to the Acquisition Closing were satisfied in all material respects. As contemplated by the Quality Purchase Agreement, following the Closing, Quality will function as a majority-owned operating subsidiary of the Company, and the Company will consolidate the financial results and information of Quality with its own.

In addition, as previously reported in a Report on Form 6-K furnished by the Company to the SEC on January 3, 2025, on November 11, 2024, Fusion Fuel Portugal S.A., a public limited company domiciled in Portugal and a wholly-owned subsidiary of the Company, filed for insolvency in the civil court of Sintra, Portugal, with a process number of 17685/24.5T8 SNT, and is currently undergoing insolvency proceedings (the “Insolvency Proceedings”).

In connection with the Acquisition Closing, the Insolvency Proceedings, and other restructuring actions that the Company has taken in order to better support the strategic objectives of the Company, the following individuals are not executive officers of the Company as of December 31, 2024:

●	Andre Antunes, previously the Company’s Chief Operating Officer;

●	João Teixeira Wahnon, previously the Company’s Chief of Business Development Officer;

●	Jaime Silva, previously the Company’s Chief Technology Officer and Head of Innovation;

●	David Lovell, previously the Chief Executive Officer of Fusion Fuel Australia, PTY Ltd, and Fusion Fuel Australia – Pilot PTY Ltd, both Australian companies and wholly-owned subsidiaries of the Company; and

●	Mario Garma, previously the Company’s Chief Engineering Officer.

The above individuals continue to hold director responsibilities within the Company’s wholly owned subsidiaries.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-251990, 333-264714 and 333-276880) and Form S-8 (File No. 333-258543) and the prospectuses thereof and any prospectus supplements or amendments thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: January 14, 2025	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer

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